SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2006

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Internet Gold Reports Record Revenues and Cash Flow From Operations for 2005 dated February 7, 2006.

                                                                          ITEM 1

Press Release                                              Source: Internet Gold

Internet Gold Reports Record Revenues and Cash Flow From Operations for 2005

Tuesday February 7, 1:02 am ET

2005 Revenues Up 36% to $64.7M; Q4 Revenues Up 33% to $17.6M

PETACH TIKVA, Israel, February 7 /PRNewswire-FirstCall/ -- Internet Gold, (Nasdaq NMS: IGLD - News) today reported financial results for the fourth quarter and full year ended December 31, 2005.


Highlights of 2005:

- Record revenues: sales reach all-time high of $64.7 million, up 36% compared to 2004, nearly reaching the NIS 300 million milestone

- Improving EBIT: operating income rose 14% year-over-year

- Primary growth drivers:

- 015 International Telephony: aggressive market share targets achieved, resulting in significantly expanded revenues

- Internet Advertising: 5 new portals added to the Group in 2005, positioning IGLD as one of Israel's strongest Internet Media Groups

- Business services: expanded offering of advanced IT services began contributing strongly to revenues in 2005 and promise stronger contribution in 2006

- Focus for 2006: continued growth in revenues and market share through expanded marketing activities and an increased advertising budget; improved profitability through efficiency measures


Financial Results

Revenues for the fourth quarter of 2005 reached a record NIS 81.1 million (US$
17.6 million), an increase of 33% compared with NIS 61.1 million in the fourth quarter of 2004 and 11% compared with the third quarter of 2005. Operating income for the quarter was NIS 7.1 million (US$ 1.5 million), an increase of 1% compared to NIS 7.0 million in the fourth quarter of 2004 and 25% compared to NIS 5.7 million in the third quarter of 2005.

Net income for the quarter was NIS 5.4 million (US $1.2 million), or NIS 0.29 (US$ 0.06) per share, compared to NIS 6.4 million, or NIS 0.35 per share, for the fourth quarter of 2004, and NIS 1.6 million, or NIS 0.09 per share, for the third quarter of 2005.

Revenues for the full year 2005 were a record NIS 297.7 million (US$ 64.7 million), an increase of 36% compared to NIS 219.6 million in 2004. Operating income for the year was NIS 28.9 million (US$ 6.3 million), an increase of 14% compared with NIS 25.3 million in 2004.

Net income for 2005 was NIS 18.3 million (US$ 4 million), or NIS 0.99 (US$ 0.22) per share, compared to NIS 19.5 million, or NIS 1.06 (US$ 0.23) per share, recorded in 2004. This reflected unusually high financing expenses of NIS 9. 4 million (US$ 2 million) reflecting primarily the higher-than-expected CPI in the second and third quarters and its affect on the Group's outstanding bond offering.

Cash flow from operations in 2005 increased by 12% to a record NIS 42.8 million (US$ 9.3 million) compared with NIS 38.2 million for 2004.

Comments of Management

Commenting on the results, Eli Holtzman, Internet Gold's CEO, said, "We are pleased to report another record year for Internet Gold marked by a 36% increase in revenues, cash flow of nearly NIS 43 million, improving EBIT and across-the-board strategic progress. The increase in our revenues was driven by the success of our 015 International Telephony and Internet Advertising businesses combined with a significant increase in the scope of our Business Services. At the same time, our portal acquisitions, combined with the continued rapid development of Israel's Internet Advertising market, have significantly increased our revenues from this emerging sector."

Mr. Holtzman continued, "Our plan for 2006 includes a strengthened focus on marketing efforts to continue building the top line, including an increased advertising budget to continue building our market share in the 015 and broadband access arena. In addition, we intend to continue expanding our Internet Media and e-Commerce businesses through additional acquisitions, joint ventures and creative marketing efforts. At the same time, we expect that the efficiency measures taken during the second half of 2005, including the unification of our Access and International Telephony call centers and other cost-cutting activities, will improve our results significantly beginning in 2006."

Mr. Holtzman concluded, "Taken as a whole, we are satisfied with our performance during 2005 and are working to deliver additional top-line and bottom-line growth in the year ahead.


Overview of Business Segments

smile.net - access and access-related value added services: During 2005, sales of the Group's Business Division grew by 30% compared to 2004, and revenues from value added services (anti-spam, anti-virus, specialized content and WiFi home networking) grew by 39%. The Group's smile.biz services grew by 60% during the year, reflecting the Group's successful launch of IT infrastructure deployment and integration services to complement its hosting, website development and other Professional Services. In addition, during the quarter the Group launched its new e-Safe Secured Internet Access service for residential users based on state-of-the-art technology developed by Aladdin Knowledge Systems (Nasdaq: ALDN
- News). The service allows Internet user to "surf" freely while protecting their computers against viruses, spyware, Trojan Horses and other on-line threats.

Israel's broadband penetration is now among the highest in the world, with over 60% of households having Internet access, 91% of those with broadband Internet access, and 42% of surfers online at least 10 hours a week.

smile.media - e-Advertising/Content: Revenues from the Group's portal operations grew significantly compared to 2004. During 2005, the Group added five Internet portals through acquisitions and joint ventures, establishing it as Israel's leading and most diverse Internet Media Group. As a result, Internet Gold currently owns a controlling interest and/or exclusive marketing rights to each of the following Internet advertising properties, enabling it to offer advertisers an extremely cost-effective means for reaching specific target audiences:

- MSN-Israel (50.1% owned) - Hebrew language MSN Messenger, Hotmail Israel and MSN Search Israel; co-operations with top world's advertisers for content-branded channels

    - MSNJobs: Hebrew-language job search site
    - Start (100% owned) - Internet search engine and web directory site
    - Zahav.ru (100% owned) - Russian language portal
    - VGames (100% owned) - online games-for-fun
    - Seret (51% owned) - cinema portal (acquired in January 2006)
    - GetPrice (51% owned) - price comparison site
    - TheMoney (50.1% owned) - lead-generation financial portal
    - Hype/Tipo (50% owned) - children's portal
    - Nirshamim (50% owned) - portal for academics and university students

- Net-Express (exclusive marketing rights) - Internet search engines and web directory site

- GOOP (exclusive marketing rights) - youth portal

smile.015 - International Telephony: during 2005, the Group built its share of Israel's International Telephony market to 8.5%, securing more than 300,000 residential customers, 5,000 commercial customers and a strong share of the country's Russian-speaking population. The Group has initiated trials of local telephony services and plans to launch these services commercially in early 2007.

smile.shops - e-Commerce: 2005 revenues of P-1000, the Group's primary e-Commerce business, rose by 25% compared to 2004 and became profitable, and remained profitable during the fourth quarter. Internet Gold also owns 50.1% of MSN-Shops, 50% of dbook.co.il, Israel's #1 interactive book site, and 51% of Getprice.co.il, Israel's #2 comparison price engine.


About Internet Gold

Internet Gold is a group of communications companies that provide Internet access and related value-added services, international telephony, e-Advertising, content and e-Commerce services throughout Israel under the brand name "smile". The broad range and popularity of these services have established Internet Gold as one of Israel's leading Internet communications groups.

The Internet Gold Group includes four subsidiaries. MSN-Israel, its 50.1% owned joint-venture with Microsoft Corp. (49.9% owned), provides Microsoft-branded Search, Instant Messaging, Hotmail and a variety of portal services. Internet Gold International, a fully-owned subsidiary, provides international Internet and communication services. GoldMind, a fully-owned subsidiary, provides value-added services to Internet subscribers. GoldTrade, the Group's fully-owned e-Commerce subsidiary, operates e-Commerce sites.

For additional information about Internet Gold, please visit its Website at www.igld.com.


NOTE A: Convenience Translation to Dollars

For the convenience of the reader, the reported NIS figures of December 31, 2005 have been presented in U.S. Dollars, translated at the representative rate of exchange as of December 31, 2005 (NIS 4.603 = U.S. Dollar 1.00). The U.S. Dollar ( $) amounts presented should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

    For further information, please contact:

    Marybeth Csaby
    KCSA Worldwide
    +1-212-896-1236

    In Israel:
    Meirav Be'eri
    Investor Relations
    +972-3-516-7620

    Ms. Idit Azulay, Internet Gold
    +972-3-939-9848
    idita@co.zahav.net.il

    Balance Sheets

                                                                  Convenience
                                                                  translation
                                                                      into US
                                                                      Dollars
                                                                          NIS
                                                                   4.603=US$1
                                               Consolidated      Consolidated
                                              As at       As at         As at
                                        December 31 December 31   December 31
                                               2005        2004          2005
                                        (Unaudited)   (Audited)    (Unaudited)
                                                  NIS thousands US$ thousands


    Assets
    Current assets
    Cash and cash equivalents                265,488    75,637         57,676
    Short-term investment                        804         -            175
    Trade receivables, net                    67,988    52,682         14,770
    Other receivables                         12,201     8,948          2,651
    Deferred taxes                             1,111     2,564            242

    Total current assets                     347,592   139,831         75,514

    Investments
    Investments in investee companies             75         -             16
    Deferred taxes                                40        22              9
    Other investments                            200         -             43

                                                 315        22             68

    Property and equipment, net               36,222    40,583          7,869

    Other assets and deferred charges        117,889   114,956         25,611

    Assets allocated to discontinued
    operation                                      -     4,631              -


    Total assets                             502,018   300,023        109,062

    Internet Gold - Golden Lines Ltd.

                                                                  Convenience
                                                                  translation
                                                                      into US
                                                                      Dollars
                                                                          NIS
                                                                   4.603=US$1
                                               Consolidated      Consolidated
                                              As at       As at         As at
                                        December 31 December 31   December 31
                                               2005        2004          2005
                                        (Unaudited)   (Audited)    (Unaudited)
                                                  NIS thousands US$ thousands


    Liabilities

    Current liabilities
    Short-term bank loans                      12,684    10,950         2,756
    Accounts payable                           55,987    73,383        12,163
    Other payables                             23,877    13,784         5,187
    Accrued liabilities from marketable         1,045         -           227
    securities

    Total current liabilities                  93,593    98,117        20,333

    Long-term liabilities
    Long-term loans and other long-term
    obligations                                33,570    72,117         7,292
    Deferred revenues                               -         3             -
    Liability for severance pay, net            7,506     6,240         1,631
    Convertible debentures                    218,676         -        47,507

    Total long-term liabilities               259,752    78,360        56,430

    Liabilities allocated to discontinued
    operation                                       -     1,653             -

    Shareholders' equity
    Ordinary shares, NIS 0.01 par value
    (501,000,000 shares
    authorized; 18,431,500 shares
    issued and fully paid as at December 31,
    2005)                                         197       197            43
    Proceeds from option warrants as at
    December 31, 2005                           6,675         -         1,450
    Additional paid in capital                216,864   215,040        47,114
    Accumulated deficit                      (75,063)  (93,344)      (16,308)

    Total shareholders' equity                148,673   121,893        32,299

    Total liabilities and shareholders'
    equity                                    502,018   300,023       109,062

    Internet Gold - Golden Lines Ltd.
    Statements of Operations - Consolidated

                                                                    Convenience
                                                                    translation
                                                                        into US
                                                                        Dollars
                                                                 NIS4.603=US$1
               Consolidated                Consolidated            Consolidated
            Three months ended     Year ended      Year      Year    Year ended
                                                  ended     ended
                   December  December  December  December  December   December
                    31        31        31         31        31         31
                   2005      2004      2005      2004      2003       2005
                (Unaudited)(Unaudited)(Unaudited)(Audited)(Audited)(Unaudited)
               NIS thousands (except for per share data)          US$ thousands


    Revenues         81,094  61,110  297,707   219,577   179,642    64,677

    Costs and
    expenses:
    Cost of revenues 46,571  27,285  159,943    96,820    92,871    34,748
    Selling and
    marketing
    expenses         18,121  20,408   75,710    73,155    41,393    16,448
    General and
    administrative
    expenses          9,264   6,375   33,156    24,258    21,908     7,203
    Total costs and
    expenses         73,956  54,068  268,809   194,233   156,172    58,399

    Income from
    operations        7,138   7,042   28,898    25,344    23,470     6,278
    Financing income
    (expenses), net  (1,565)   (131)  (9,403)       122   (3,235)   (2,043)
    Other (expenses)
    income, net          30     367      237   (1,077)   (2,592)        51

    Income from
    continued
    operations before
    income
    taxes             5,603   7,278   19,732    24,389    17,643     4,286
    Tax expenses
    (income)            230 (1,842)    1,451     (301)   (1,935)       315
    Income after tax
    expenses          5,373   9,120   18,281    24,690    19,578     3,971
    Company's share in
    net
    income (loss) of
    investees             -     107        -     (396)   (1,538)         -

    Income from
    continued
    operations        5,373   9,227   18,281    24,294    18,040     3,971
    Company's share in
    loss of
    a subsidiary from
    discontinued
    operations            - (2,817)        -   (4,763)   (3,737)         -
    Net income        5,373   6,410   18,281    19,531    14,303     3,971

    Income (loss) per
    share,
    basic and diluted
    Net income per NIS
    0.01 par value
    of shares (in NIS)
    from continuing
    operations         0.29    0.50     0.99      1.32      0.98      0.22
    Net loss per NIS
    0.01 par
    value of shares
    (in NIS)
    from discontinued
    operations            -  (0.15)        -    (0.26)    (0.20)         -
    Net income per NIS
    0.01
    par value of
    shares (in NIS)    0.29    0.35     0.99      1.06      0.78      0.22


    Weighted average
    number
    of shares
    outstanding (in
    thousands)       18,432  18,432   18,432    18,432    18,432    18,432

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  February 7, 2006